Filed Pursuant to Rule 433

Registration No. 333-240250

Supplementing the Preliminary Prospectus

Supplement dated February 23, 2022

(To Prospectus dated July 31, 2020)

$750,000,000

Archer-Daniels-Midland Company

$750,000,000 2.900% Notes due 2032

Final Term Sheet

February 23, 2022

Issuer:	Archer-Daniels-Midland Company

Trade Date:	February 23, 2022

Settlement Date:	February 28, 2022 (T+3)

Expected Ratings*:	A2 (Stable outlook) by Moody’s Investors Service, Inc.

A (Stable outlook) by S&P Global Ratings

A (Stable outlook) by Fitch Ratings, Inc.

Joint Book-Running Managers:	BNP Paribas Securities Corp. J.P. Morgan Securities LLC BofA Securities, Inc. Citigroup Global Markets Inc.

Senior Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. MUFG Securities Americas Inc.

Co-Managers:	Academy Securities, Inc. Guzman & Company Loop Capital Markets LLC Siebert Williams Shank & Co., LLC

Title of Securities:	2.900% Notes due 2032 (the “Notes”)

Principal Amount:	$750,000,000

Maturity Date:	March 1, 2032

Interest Rate:	2.900%

Interest Payment Dates:	Semi-annually on March 1 and September 1, beginning on September 1, 2022

Yield to Maturity:	2.924%

Spread to Benchmark Treasury:	+95bps

Benchmark Treasury:	UST 1.875% due February 15, 2032

Benchmark Treasury Price and Yield:	99-03+ / 1.974%

Price to Public:	99.793%

Aggregate Gross Proceeds to Issuer, before expenses:	$748,447,500

Aggregate Net Proceeds to Issuer, before expenses:	$745,072,500

Redemption Provisions:

Make-Whole Call:	The Issuer may redeem the Notes at its option, either in whole at any time or in part from time to time prior to December 1, 2031 (three months prior to the maturity date of the Notes, the “Par Call Date”), at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would have been payable if the Notes being redeemed on that redemption date matured on the Par Call Date (excluding interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 15 basis points, plus, in each case, accrued and unpaid interest on the Notes being redeemed to, but excluding, the redemption date.

Par Call:	The Issuer may also redeem the Notes at its option, either in whole at any time or in part from time to time on and after the Par Call Date at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest on the Notes being redeemed to, but excluding, the redemption date.

Change of Control Repurchase:	As described in the Preliminary Prospectus Supplement

CUSIP/ISIN:	039482AD6 / US039482AD67

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer expects that delivery of the notes will be made against payment therefor on or about February 28, 2022 which is the third business day following the date of this final term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus, Registration Statement No. 333-240250) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: BNP Paribas Securities Corp. toll-free at 1-800-854-5674 or J.P. Morgan Securities LLC collect at 1-212-834-4533.